SIDLEY AUSTIN llp ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866
February 20, 2010
Via Facsimile, EDGAR and Federal Express
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Michael D. Clampitt

Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Ladies and Gentlemen:
     On behalf of Wintrust Financial Corporation (“the “Company” or “Wintrust”), we are writing in response to the comments contained in the comment letter dated February 18, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”), its Definitive Schedule 14A filed April 20, 2009, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Second Quarter 10-Q”) and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Third Quarter 10-Q”). For your convenience, three (3) courtesy copies of this letter are also being delivered, by Federal Express, to Mr. Michael D. Clampitt. Additionally, as noted below, marked copies of certain of the Company’s proposed revised disclosures are being hand delivered to the Staff.
     For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the Company’s response.
     In addition, attached is a letter from the Company containing the acknowledgments of the Company requested by the Staff in the Comment Letter.
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
February 20, 2010

1.	As we requested in comment 25 of our comment letter to you dated September 29, 2009 and comment 3 of our letter to you dated January 20, 2010, revise Exhibit 3 with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations (rather than the banking industry generally, “numerous financial institutions” and the national economy) consistent with Release No. 33-8350 including, but not limited to, the following:
•	provide a balanced, executive-level discussion, in addition to the tables, that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results; and

•	identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term such as:
o	the economic recession in your market areas;

o	the drop in commercial real estate prices, commercial real estate sales and new construction in your market areas and its effect on the value of collateral underlying your loans and the delinquencies and defaults on your loans;

o	the rise in unemployment in your market areas; and

o	the extent of your loan portfolio attributable to real estate loans (including analysis of the extent to which your losses are attributable to commercial real estate loans and the extent to which these loans are concentrated in the greater Chicago and southern Wisconsin metropolitan areas).
     The Company proposes to revise its prior response in light of the Staff’s comment. In particular, the Company proposes to revise the first two paragraphs of the “Overview—The Current Economic Environment” section of its MD&A to clarify that the general economic conditions discussed by the Company apply particularly to the markets where the Company operates. Such revised disclosure, which is set forth in the attached Exhibit 1, would be contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”). The Company undertakes to include such revised disclosure in its future filings.
     As so revised, the Company believes that the entirety of the “Overview” section of its MD&A in its forthcoming 2009 10-K provides a tailored description of the most important

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Securities and Exchange Commission
February 20, 2010

themes and other significant matters with which management is concerned in evaluating the Company’s financial condition and operating results. The Company notes that its summary does not contain marketwide statistical data regarding economic indicators because the Company does not use such data in managing its business. The Company’s market area is diverse and covers many communities, each of which is impacted differently by the economic forces affecting the Company’s general market area. In addition, the extent of the decline in real estate valuations has varied meaningfully among the types of loans made by the Company. Therefore, the Company manages its business based on local analysis at each of its banks.
     This disclosure was contained in each of the Company’s two prior responses to the Staff’s comments, making it difficult to review the complete revised “Overview” section. So that the Staff may review the entire “Overview” section, we have attached the entirety of the “Overview” section as it would be contained in the 2009 10-K within Exhibit 1. For the Staff’s convenience, a marked copy showing the changes to the “Overview—The Current Economic Environment” section made in response to the Staff’s comment 1 will be hand delivered to the Staff.
2.	We note your claim in the third full paragraph on the third page of your Exhibit 3, that you increased your loan portfolio from 2008 to 2009 by $800 million. Please provide more detail including but not limited to the following:
•	explain how you did so (e.g. acquisitions or purchases) and what types of loans increased;

•	explain how much of the increase in your loan portfolio was due to the loans you purchased in 2009 from AIG for $679 million;

•	describe the extent that you reduced your loan portfolio during 2009 and the types of loans involved; and

•	revise the statement in the second paragraph that you originated and sold $4.7 billion in residential mortgage loans in 2009 to disclose the aggregate amount originated in 2009 compared to 2008 and the aggregate amount of loans that you sold in 2009 compared to 2008 and the reasons for such sales.
     The Company proposes to revise its prior response in light of the Staff’s comment. The proposed revisions are shown in the “Overview—The Current Economic Environment” section attached in the third and fifth paragraphs of page 3 of Exhibit 1. Such revised disclosure would be included in the 2009 10-K. The Company undertakes to include such revised disclosure in its

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Securities and Exchange Commission
February 20, 2010

future filings. For the Staff’s convenience, a marked copy showing changes in light of the Staff’s comment 2 will be hand delivered to the Staff.
     The Company notes that its revised disclosure summarizes categories of loans that increased and decreased during the reporting period and includes a cross-reference to the detailed discussion of its loan portfolio contained later in the MD&A, which includes a thorough analysis of the individual factors impacting the net increase in its loan portfolio. A copy of such cross-referenced disclosure is attached as Exhibit 2. Given the offsetting nature of increases and decreases in different portions of the Company’s loan portfolio, the Company believes it would be misleading to attribute the net increase of $800 million to any increase or reduction relating to any particular group of loans.
3.	We note your proposed response to comment 5 of our letter to you dated January 20, 2010. Please revise as follows:
•	revise the first sentence of the first paragraph to explain that the net income would have been a loss of $22 million instead of a gain of $73 million but for an extraordinary non cash gain in the value of assets you acquired from AIG in 2009 for which you paid $679 million;

•	explain, in the second paragraph, the particular reasons for your losses (such as increases in defaults on your commercial real estate loans in the Chicago area) instead of vaguely attributing it to “the continuation of the credit crisis;”

•	delete your claim that the FDIC assessment is “one time” since the Chairman of the FDIC stated in May 2009 that it was “probable” that an additional special assessment would be necessary in the fourth quarter of 2009;

•	disclose how much of the FDIC “expense” was due to the FDIC requiring all insured institutions to prepay three years worth of deposit insurance premiums at the end of 2009 and explain how you accounted for this prepayment; and

•	revise the last paragraph to address the problems in your loan portfolio and your market area.
     In response to the first bullet of the Staff’s comment, the Company notes that it provided the disclosure requested by the Staff in the first sentence of the second paragraph of this section. The first paragraph is limited to providing the net income for the past three years as well as

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Securities and Exchange Commission
February 20, 2010

providing the percentage change in net income and earnings per share from the two prior comparable periods. The Company believes that the placement of the sentence describing adjustments to net income after the disclosure setting forth the GAAP financial measure is appropriate.
     In response to the second, third and fifth bullets of the Staff’s comment, the Company proposes to revise its prior response as set forth in Exhibit 3A. In response to the fourth bullet of the Staff’s comment, the Company proposes to add additional disclosure to the “Consolidated Results of Operations—Non-Interest Expense” section of MD&A in its 2009 10-K, a copy of which additional disclosure is also set forth within Exhibit 3B. Each such instance of revised disclosure would be included in the 2009 10-K. The Company undertakes to include such revised disclosure in its future filings. For the Staff’s convenience, a marked copy showing changes in light of the Staff’s comment 3 will be hand delivered to the Staff.
4.	We note your proposed response to comment 6 of our letter to you dated January 20, 2010.
•	explain why the average expected life of these loans is 5 to 7 years;

•	revise your statement in the overview that these loans “are generally collateralized” and your statement in the last sentence of the second paragraph are “partially unsecured” to quantify the extent to which your life insurance premium finance loans are not secured or are “partially unsecured;”

•	provide more detail in the second paragraph regarding the legal basis for your security interest in these loans including whether most are secured by the policy itself and whether other forms of collateral are in addition to or are alternatives to the insurance policy;

•	as we requested, explain in more detail what consents are required and from whom; and

•	disclose the amount of the escrow as of December 31, 2009 and a recent date.
     The Company proposes to revise its prior response in response to the Staff’s comment. The proposed revised disclosure is set forth in Exhibit 4. Such revised disclosure would be included in the 2009 10-K. The Company undertakes to include such revised disclosure in its future filings.

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Securities and Exchange Commission
February 20, 2010

     The Company notes that in response to the fourth bullet of the Staff’s comment, it has provided additional detail regarding the consents required in Exhibit 4, but has not provided detail regarding the identity of those from whom consent is required. The Company believes that this level of detail would be immaterial to investors and, accordingly, has not included it in the proposed revised disclosure. The Company supplementally advises the Staff that, of the $50 million remaining in escrow as of December 31, 2009, approximately $5 million related to two accounts for which the Company awaited brokerage firms to assign brokerage account to the Company control. In addition, approximately $45 million of such escrowed purchase price related to 27 accounts for which the Company awaited commercial banks to provide that the Company, rather than the sellers, be the beneficiary of a letter of credit.
     Additionally, in response to the Staff’s request in the fifth bullet of the Staff’s comment that the Company disclose the amount of escrowed purchase price as of a recent date, the Company advises the Staff that, as of January 31, 2010, approximately $39.9 million of escrowed purchase price related to required consents remaining to be received. If in future reporting periods, any portion of the purchase price remains escrowed, the Company will so disclose and will state the amount remaining in escrow as of the end of the applicable reporting period.
5.	With a view towards additional disclosure, please supplemenally advise us as to whether the company has any plans, arrangements, understandings and/or agreement to raise capital in the next 12 months.
     The Company has responded to comment 5 of the Comment Letter by a separate letter of even date herewith.
*************

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Securities and Exchange Commission
February 20, 2010

     If you have any questions regarding the foregoing, please feel free to contact me at (312) 853-7833. My fax number is (312) 853-7036.

Sincerely,
/s/ Lisa J. Reategui
Lisa J. Reategui

Attachments

cc:	Edward J. Wehmer, Wintrust Financial Corporation David A. Dykstra, Wintrust Financial Corporation David L. Stoehr, Wintrust Financial Corporation

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[Wintrust Financial Corporation Letterhead]
February 20, 2010
Via EDGAR and Federal Express
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Michael D. Clampitt

Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2009
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Ladies and Gentlemen:
In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 18, 2010, Wintrust Financial Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
WINTRUST FINANCIAL CORPORATION

By:	/s/ David L. Stoehr David L. Stoehr
Executive Vice President and Chief Financial Officer

EXHIBIT 1
The Current Economic Environment
Both the U.S. economy and the Company’s local markets continued to face numerous challenging conditions in 2009. The credit crisis that began in 2008 continued into 2009 resulting in rising unemployment and declining home values throughout the Chicago metropolitan area and southeastern Wisconsin. In addition, the low liquidity in the debt markets and high volatility in the equity markets impacted the entire financial system, including the financial markets upon which the Company depends. As a result of these conditions, consumer confidence and spending decreased substantially and real estate asset values declined in the Company’s markets. The stress of the existing economic environment and the depressed real estate valuations in the Company’s markets had an adverse impact on our business in 2009. Defaults by borrowers increased in 2009 and the decline in fair value of collateral resulted in the Company recording higher provisions for credit losses, higher net charge-offs, an increase in the Company’s allowance for loan losses and the restructuring of certain borrower loan agreements. In response to these conditions, during 2009, Management monitored carefully the impact on the Company of illiquidity in the financial markets, the declining values of real property and other assets, loan performance, default rates and other financial and macro-economic indicators in order to navigate the challenging economic environment. In particular:
•	Wintrust experienced an increase in defaults and foreclosures in 2009 throughout its banking footprint in the metropolitan areas of Chicago and Milwaukee. In response to these events, in 2008, the Company created a dedicated division, the Managed Assets Division, to focus on resolving problem asset situations. Comprised of experienced lenders, the Managed Assets Division takes control of managing the Company’s more significant problem assets and also conducts ongoing reviews and evaluations of all significant problem assets, including the formulation of action plans and updates on recent developments.

•	The Company’s 2009 provision for credit losses totaled $167.9 million, an increase of $110.5 million when compared to 2008, while net charge-offs increased to $137.4 million during 2009, compared to only $37.0 million for 2008.

•	The Company increased its allowance for loan losses to $98.3 million at December 31, 2009, reflecting an increase of $28.5 million, or 40.9%, when compared to December 31, 2008.

•	Total non-performing loans (loans on non-accrual status and loans more than 90 days past due and still accruing interest) were $131.8 million at December 31, 2009, a decrease of $4.3 million compared to December 31, 2008. The slight decline in non-performing loans was a result of Management’s assessment that addressing the resolution of non-performing assets was a key goal for 2009. To that end, non-performing loans declined as a result of actions that included selling such loans to third parties, charging loans off or down to fair value, collections, and transfers to other real estate owned. This aggressive stance combined with the significant declines in real estate valuations during 2009 increased net charge-offs and increased the aggregate other real estate owned balance but also resulted in the decline in level of non-performing loans.
•	As discussed above, the Company’s other real estate owned increased by $47.6 million, to $80.2 million during 2009, from $32.6 million at December 31, 2008. These changes were largely caused by the increase in properties acquired in foreclosure or received through a deed in lieu of foreclosure related to residential real estate development and commercial real estate loans.
During 2009, Management implemented a strategic effort to aggressively resolve problem loans through liquidation, rather than retention, of loans or real estate acquired as collateral through the foreclosure process. Management believes that some financial institutions have taken a longer term view of problem loan situations, hoping to realize higher values on acquired collateral through extended marketing efforts or an improvement in market conditions. Management believed that the distressed macro-economic conditions would continue to exist in 2009 and 2010 and that the banking industry’s increase in non-performing loans would eventually lead to many properties being sold by financial institutions, thus saturating the market and possibly driving fair values of non-performing loans and foreclosed collateral further downwards. Accordingly, the Company attempted to liquidate as many non-performing loans and assets as possible during 2009. The impact of those decisions and actions included a slight decline in non-performing loans from the prior year-end, a significant increase in the provision for credit losses and net charge-offs in 2009 compared to 2008, an increase in the overall level of the allowance for loan losses and an increase in other real estate owned as the Company acquired properties for ultimate sale through foreclosure or deeds in lieu of foreclosure. Management believes these actions will serve the Company well in the future as they protect the Company from further valuation deterioration and permit Management to spend less time on resolution of problem loans and more time on growing the Company’s core business and the evaluation of other opportunities presented by this volatile economic environment. The Company’s goal in 2009 was to finish the year in a position to take advantage of the opportunities that many times result from distressed credit markets — specifically, a dislocation of assets, banks and people in the overall market.
Further, the level of loans past due 30 days or more and still accruing interest totaled $108.6 million as of December 31 2009, declining $57.3 million compared to the balance of $165.9 million as of December 31, 2008. Although the balance of loans past due greater than 30 days and still accruing interest is an indicator that future potential non-performing loans and charge-offs may be less in 2010 than 2009, Management is very cognizant of the volatility in and the fragile nature of the national and local economic conditions and that some borrowers can experience severe difficulties and default suddenly even if they have never previously been delinquent in loan payments. Accordingly, Management believes that the current economic conditions will continue to apply stress to the quality of our loan portfolio and significant attention will continue to be directed toward the prompt identification, management and resolution of problem loans.

In addition, in 2009, the Company restructured certain loans by providing economic concessions to borrowers to better align the terms of their loans with their current ability to pay. At December 31, 2009, approximately $32 million in loans had terms modified. These actions helped financially stressed borrowers maintain their homes or businesses and kept these loans in an accruing status for the Company. The Company had no such restructured loan situations at the end of 2008. The Company considers restructuring loans when it appears that both the borrower and the Company can benefit and preserve a solid and sustainable relationship.
An acceleration or significantly extended continuation in real estate valuation and macro-economic deterioration could result in higher default levels, a significant increase in foreclosure activity, a material decline in the value of the Company’s assets, or any combination of more than one of these trends could have a material adverse effect on the Company’s financial condition or results of operations.
A positive result of the economic environment was that our mortgage banking operation benefited from the low interest rate environment during 2009. Beginning in late 2008 and continuing throughout 2009, demand for mortgage loans increased due to the fall in interest rates. The interest rate environment coupled with the acquisition of additional staff and infrastructure resulted in the Company originating $4.7 billion and selling $4.5 billion of residential mortgage loans in 2009, as compared to originating $1.6 billion and selling $1.6 billion in 2008. The Company’s practice is generally not to retain long-term fixed rate mortgages on its balance sheet in order to mitigate interest rate risk and consequently sells most of such mortgages into the secondary market.
Prior to its participation in the U.S. Treasury’s Capital Purchase Program, the Company was well-capitalized and throughout 2009, the Company’s capital ratios exceeded the minimum levels required for it to be considered well-capitalized. The Company’s participation in the CPP provided the Company with additional capital to expand its franchise through growth in loans and deposits.
In total, the Company increased its loan portfolio from $7.6 billion at December 31, 2008 to $8.4 billion at December 31, 2009. This net $800 million increase was primarily as a result of an increase in our commercial and commercial real estate portfolio as well as the purchase of the life insurance premium finance portfolio, and to a lesser extent was due to a slight increase in the residential real estate and home equity portfolios. These increases were partially offset by the securitization and sale of a portion of our commercial premium finance loan portfolio and a decline in our indirect consumer loan portfolio as we exited the indirect auto line of business. This net growth in the loan portfolio occurred without the Company making significant changes to its loan underwriting standards. For more information regarding changes in the Company’s loan portfolio, see “—Analysis of Financial Condition—Interest Earning Assets” and note 4 (“Loans”) to the Company’s consolidated financial statements.
Management considers the maintenance of adequate liquidity to be important to the management of risk. Accordingly, during 2009, the Company continued its practice of maintaining appropriate funding capacity to provide the Company with adequate liquidity for its ongoing operations. In this regard, the Company benefited from its strong deposit base, a liquid short-

term investment portfolio and its access to funding from a variety of external funding sources, including exceptional sources provided or facilitated by the federal government for the benefit of U.S. financial institutions. Among such sources is the Federal Reserve Bank of New York’s Term Asset-Backed Securities Loan Facility (the “TALF”). In September 2009 the Company securitized a portion of its property and casualty premium finance loan portfolio the of $600 million, which was facilitated by the premium finance loans being eligible collateral under the TALF. The Company also benefited from its maintenance of fifteen separate banking charters, which allow the Company to offer its MaxSafe product. Through the MaxSafe product, the Company offers its customers the ability to maintain a depository account at each of the Company’s banking charters and thus receive fifteen times the ordinary FDIC limit, with the Company attending to much of the administrative difficulties this would ordinarily require. While the FDIC insurance limit, formerly $100,000 per depositor at each banking charter, has been raised by the FDIC to $250,000 per depositor at each banking charter through calendar year 2013, the MaxSafe product has allowed the Company to attract large amounts of high quality deposits as financial distress has affected a number of banking institutions. At year-end 2009, the Company had approximately $1 billion in overnight liquid funds and short-term interest-bearing deposits with banks and was operating at slightly less than an 85% loan-to-deposit ratio — just below the low end of the Company’s desired range of 85% to 90%. Redeploying a portion of those liquid assets into higher yielding assets while continuing to maintain adequate liquidity is a priority for 2010.
Community Banking
As of December 31, 2009, our community banking franchise consisted of 15 community banks (the “banks”) with 78 locations. Through these banks, we provide banking and financial services primarily to individuals, small to mid-sized businesses, local governmental units and institutional clients residing primarily in the banks’ local service areas. These services include traditional deposit products such as demand, NOW, money market, savings and time deposit accounts, as well as a number of unique deposit products targeted to specific market segments. The banks also offer home equity, home mortgage, consumer, real estate and commercial loans, safe deposit facilities, ATMs, internet banking and other innovative and traditional services specially tailored to meet the needs of customers in their market areas. Profitability of our community banking franchise is primarily driven by our net interest income and margin, our funding mix and related costs, the level of non-performing loans and other real estate owned, the amount of mortgage banking revenue and our history of establishing de novo banks.
Net interest income and margin. The primary source of the ourrevenue is net interest income. Net interest income is the difference between interest income and fees on earning assets, such as loans and securities, and interest expense on liabilities to fund those assets, including deposits and other borrowings. Net interest income can change significantly from period to period based on general levels of interest rates, customer prepayment patterns, the mix of interest-earning assets and the mix of interest-bearing and non-interest bearing deposits and borrowings.
Funding mix and related costs. Our most significant source of funding is core deposits, which are comprised of non-interest bearing deposits, non-brokered interest-bearing transaction accounts, savings deposits and domestic time deposits. Our branch network is our principal source of core deposits, which generally carry lower interest rates than wholesale funds of comparable maturities. Our profitability has been bolstered in recent quarters as fixed term certificates of deposit have been renewing at lower rates given the historically low interest rate levels in place recently and particularly since the fourth quarter of 2008.
Level of non-performing loans and other real estate owned. The level of non-performing loans and other real estate owned can significantly impact our profitability as these loans do not accrue any income, can be subject to charge-offs and write-downs due to deteriorating market conditions and generally result in additional legal and collections expenses. Given the current economic conditions, these costs have been trending higher in recent quarters.
Mortgage banking revenue. Our community banking franchise is also influenced by the level of fees generated by the origination of residential mortgages and the sale of such mortgages into the secondary market. This revenue is significantly impacted by the level of interest rates associated with home mortgages. Recently, such interest rates have been historically low and customer refinancing have been high, resulting in increased fee revenue. Additionally, in December 2008, we acquired certain assets and assumed certain liabilities of the mortgage banking business of Professional Mortgage Partners (“PMP”) for an initial cash purchase price of $1.4 million, plus potential contingent consideration of up to $1.5 million per year in each of the following three years dependent upon reaching certain earnings thresholds. As a result of the acquisition, we significantly increased the capacity of our mortgage-origination operations, primarily in the Chicago metropolitan market. The PMP transaction also changed the mix of our mortgage origination business in the Chicago market, resulting in a relatively greater portion of that business being retail, rather than wholesale, oriented. The primary risk of the PMP acquisition transaction relates to the integration of a significant number of locations and staff members into our existing mortgage operation during a period of increased mortgage refinancing activity. Costs in the mortgage business are variable as they primarily relate to commissions paid to originators.
Establishment of de novo operations. Our historical financial performance has been affected by costs associated with growing market share in deposits and loans, establishing and acquiring banks, opening new branch facilities and building an experienced management team. Our financial performance generally reflects the improved profitability of our banking subsidiaries as they mature, offset by the costs of establishing and acquiring banks and opening new branch facilities. From our experience, it generally takes over 13 months for new banks to achieve operational profitability depending on the number and timing of branch facilities added.
In determining the timing of the formation of de novo banks, the opening of additional branches of existing banks, and the acquisition of additional banks, we consider many factors, particularly our perceived ability to obtain an adequate return on our invested capital driven largely by the then existing cost of funds and lending margins, the general economic climate and the level of competition in a given market. We began to slow the rate of growth of new locations in 2007 due to tightening net interest margins on new business which, in the opinion of management, did not provide enough net interest spread to be able to garner a sufficient return on our invested capital. Since the second quarter of 2008, we have not established a new banking location either through a de novo opening or through an acquisition, due to the financial system crisis and recessionary economy and our decision to utilize our capital to support our existing franchise rather than deploy our capital for expansion through new locations which tend to operate at a loss in the early months of operation. Thus, while expansion activity during the past three years has been at a level below earlier periods in our history, we expect to resume de novo bank openings, formation of additional branches and acquisitions of additional banks when favorable market conditions return.
In addition to the factors considered above, before we engage in expansion through de novo branches or banks we must first make a determination that the expansion fulfills our objective of enhancing shareholder value through potential future earnings growth and enhancement of the overall franchise value of the Company. Generally, we believe that, in normal market conditions, expansion through de novo growth is a better long-term investment than acquiring banks because the cost to bring a de novo location to profitability is generally substantially less than the premium paid for the acquisition of a healthy bank. Each opportunity to expand is unique from a cost and benefit perspective. Factors including the valuation of our stock, other economic market conditions, the size and scope of the particular expansion opportunity and competitive landscape all influence the decision to expand via de novo growth or through acquisition.
Specialty Finance
Through our specialty finance segment, we offer financing of insurance premiums for businesses and individuals; accounts receivable financing, value-added, out-sourced administrative services; and other specialty finance businesses. We conduct our specialty finance businesses through indirect non-bank subsidiaries. Our wholly owned subsidiary, First Insurance Funding Corporation (“FIFC”) engages in the premium finance receivables business, our most significant specialized lending niche, including commercial insurance premium finance and life insurance premium finance.
Financing of Commercial Insurance Premiums
FIFC originated approximately $3.3 billion in commercial insurance premium finance receivables during 2009. FIFC makes loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by FIFC working through independent medium and large insurance agents and brokers located throughout the United States. The insurance premiums financed are primarily for commercial customers’ purchases of liability, property and casualty and other commercial insurance. This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud than relationship lending; however, management has established various control procedures to mitigate the risks associated with this lending. The majority of these loans are purchased by the banks in order to more fully utilize their lending capacity as these loans generally provide the banks with higher yields than alternative investments. Historically, FIFC originations that were not purchased by the banks were sold to unrelated third parties with servicing retained. However, during the third quarter of 2009, FIFC initially sold $695 million in commercial premium finance receivables to our indirect subsidiary, FIFC Premium Funding I, LLC, which in turn sold $600 million in aggregate principal amount of notes backed by such premium finance receivables in a securitization transaction sponsored by FIFC.
The primary driver of profitability related to the financing of commercial insurance premiums is the net interest spread that FIFC can produce between the yields on the loans generated and the cost of funds allocated to the business unit. The commercial insurance premium finance business is a competitive industry and yields on loans are influenced by the market rates offered by our competitors. We fund these loans either through the securitization facility described above or through our deposits, the cost of which is influenced by competitors in the retail banking markets in the Chicago and Milwaukee metropolitan areas.
Financing of Life Insurance Premiums
In 2007, FIFC began financing life insurance policy premiums generally for high net-worth individuals. These loans are originated directly with the borrowers with assistance from life insurance carriers, independent insurance agents, financial advisors and legal counsel. The life insurance policy is the primary form of collateral. In addition, these loans often are secured with a letter of credit, marketable securities or certificates of deposit. In some cases, FIFC may make a loan that has a partially unsecured position. In July 2009, FIFC expanded this niche lending business segment when it purchased a portfolio of domestic life insurance premium finance loans from certain affiliates of American International Group for an aggregate purchase price of $685.3 million. At closing, a portion of the portfolio, with an aggregate unpaid principal balance of approximately $321.1 million, and a corresponding portion of the purchase price of approximately $232.8 million were placed in escrow, pending the receipt of required third party consents. To the extent any of the required consents are not obtained prior to October 28, 2010, the corresponding portion of the portfolio will be reassumed by the applicable seller, and the corresponding portion of the purchase price will be returned to FIFC. Also, as part of the purchase, an aggregate of $84.4 million of additional life insurance premium finance assets were available for future purchase by FIFC subject to the satisfaction of certain conditions. On October 2, 2009, the conditions were satisfied in relation to the majority of the additional life insurance premium finance assets and FIFC purchased $83.4 million of the $84.4 million of life insurance premium finance assets available for an aggregate purchase price of $60.5 million in cash.
As with the commercial premium finance business, the primary driver of profitability related to the financing of life insurance premiums is the net interest spread that FIFC can produce between the yields on the loans generated and the cost of funds allocated to the business unit.
Profitability of financing both commercial and life insurance premiums is also meaningfully impacted by leveraging information technology systems, maintaining operational efficiency and increasing average loan size, each of which allows us to expand our loan volume without significant capital investment.

Wealth Management
We currently offer a full range of wealth management services through three separate subsidiaries, including trust and investment services, asset management and securities brokerage services, marketed primarily under the Wayne Hummer name. The primary influences on the profitability of the wealth management business can be associated with the level of commission received related to the trading performed by the brokerage customers for their accounts; and the amount of assets under management for which asset management and trust units receive a management fee for advisory, administrative and custodial services. As such, revenues are influenced by a rise or fall in the debt and equity markets and the resultant increase or decrease in the value of our client accounts on which are fees are based. The commissions received by the brokerage unit are not as directly influenced by the directionality of the debt and equity markets but rather the desire of our customers to engage in trading based on their particular situations and outlooks of the market or particular stocks and bonds. Profitability in the brokerage business is impacted by commissions which fluctuate over time.
Federal Government, Federal Reserve and FDIC Programs
Since October of 2008, the federal government, the Federal Reserve Bank of New York (the “New York Fed”) and the FDIC have made a number of programs available to banks and other financial institutions in an effort to ensure a well-functioning U.S. financial system. We participate in three of these programs: the CPP, administered by the Treasury, TALF, created by the New York Fed, and the Temporary Liquidity Guarantee Program (“TLGP”), created by the FDIC.
Participation in Capital Purchase Program. In October 2008, the Treasury announced that it intended to use a portion of the initial funds allocated to it pursuant to the Troubled Asset Relief Program (“TARP”), created by the Emergency Economic Stabilization Act of 2008, to invest directly in financial institutions through the newly-created CPP. At that time, U.S. Treasury Secretary Henry Paulson stated that the program was “designed to attract broad participation by healthy institutions” which “have plenty of capital to get through this period, but are not positioned to lend as widely as is necessary to support our economy.” Our management believed at the time of the CPP investment, as it does now, that Treasury’s CPP investment was not necessary for the Company’s short or long-term health. However, the CPP investment presented an opportunity for us. By providing us with a significant source of relatively inexpensive capital, the Treasury’s CPP investment allows us to accelerate our growth cycle and expand lending.
Consequently, we applied for CPP funds and our application was accepted by Treasury. As a result, on December 19, 2008, we entered into an agreement with the U.S. Department of the Treasury to participate in Treasury’s CPP, pursuant to which we issued and sold preferred stock and a warrant to Treasury in exchange for aggregate consideration of $250 million (the “CPP investment”). As a result of the CPP investment, our total risk based capital ratio as of December 31, 2008 increased from 10.3% to 13.1%. To be considered “well capitalized,” we must maintain a total risk-based capital ratio in excess of 10%. The terms of our agreement with Treasury impose significant restrictions upon us, including increased scrutiny by Treasury, banking regulators and Congress, additional corporate governance requirements, restrictions upon our ability to repurchase stock and pay dividends and, as a result of increasingly stringent regulations issued by Treasury following the closing of the CPP investment, significant restrictions upon executive compensation. Pursuant to the terms of the agreement between Treasury and us, Treasury is permitted to amend the agreement unilaterally in order to comply with any changes in applicable federal statutes.
The CPP investment provided the Company with additional capital resources which in turn permitted the expansion of the flow of credit to U.S. consumers and businesses beyond what we would have done without the CPP funding. The capital itself is not loaned to our borrowers but represents additional shareholders’ equity that has been leveraged by the Company to permit it to provide new loans to qualified borrowers and raise deposits to fund the additional lending without incurring excessive risk.
Due to the combination of our prior decisions in appropriately managing our risks, the capital support provided from the August 2008 private issuance of $50 million of convertible preferred stock and the additional capital support from the CPP, we have been able to take advantage of opportunities when they have arisen and our banks continue to be active lenders within their communities. Without the additional funds from the CPP, our prudent management philosophy and strict underwriting standards likely would have required us to continue to restrain lending due to the need to preserve capital during these uncertain economic conditions. While many other banks saw 2009 as a year of retraction or stagnation as it relates to lending activities, the capital from the CPP positioned Wintrust to make 2009 a year in which we expanded our lending. Specifically, since the receipt of the CPP funds, we have funded in excess of $10.0 billion of loans, including funding of new loans, advances on prior commitments and renewals of maturing loans, consisting of over 193,000 individual credits. These loans are to a wide variety of businesses and we consider such loans to be essential to assisting growth in the economy. In connection with our participation in the CPP, we have committed to expand the flow of credit to U.S. consumers and businesses on competitive terms, and to work to modify the terms of residential mortgages as appropriate. The following tables set forth information regarding our efforts to comply with these commitments since we received the CPP investment on December 19, 2008:
ItttUt Manure Lrrid D«tmtti 11. ...t —— — GaiEimar Laans Number of new and renewed bans originated a.119 Agg regale a ma uin af la arc; a rig ire ted s 245.271 GamrrBrcial and Com me re ia I Real Esfeil-? Laans Number of rev; and renewed bans arigirrated 4.543 Agg regale a ma jn1 al aarrs a r g nated : 1.617729 Residential Real Eslale Loans Number of new and renewed kiarc; originated s 21,307 4352.57-: Agg regale a ma jii1 al aarrs arigirated CamrrBrcial premium Finance Loans Number ol new and renewed loaiE originatej 159j071 Agg regale a ma nil of aarrs arigirated $ 3,616,700 —— —— —

To date, Wintrust generally has not modified the terms of residential mortgages.
We have no present plans to repay the CPP investment, but believe that we have the ability to conduct an equity offering that would allow us to make such repayment. Accordingly, we intend to remain focused on investing the proceeds of the CPP investment, and will only seek to repay such investment when we believe doing so is in the best interests of our shareholders.
For additional information on the terms of the preferred stock and the warrant, see Note 24 of the Consolidated Financial Statements.
TALF-Eligible Issuance. In September 2009, our indirect subsidiary, FIFC Premium Funding I, LLC, sold $600 million in aggregate principal amount of its Series 2009-A Premium Finance Asset Backed Notes, Class A (the “Notes”), which were issued in a securitization transaction sponsored by FIFC. FIFC Premium Funding I, LLC’s obligations under the Notes are secured by revolving loans made to buyers of property and casualty insurance policies to finance the related premiums payable by the buyers to the insurance companies for the policies. At the time of issuance, the Notes were eligible collateral under TALF and certain investors therefore received non-recourse funding from the New York Fed in order to purchase the Notes. As a result, FIFC believes it received greater proceeds at lower interest rates from the securitization than it otherwise would have received in non-TALF-eligible transactions. As a result, if TALF is not renewed or is allowed to expire, it is possible that funding our growth will be more costly if we pursue similar transactions in the future. However, as is true in the case of the CPP investment, management views the TALF-eligible securitization as a funding mechanism offering us the ability to accelerate our growth plan, rather than one essential to the maintenance of our “well capitalized” status.
TLGP Guarantee. In November 2008, the FDIC adopted a final rule establishing the TLGP. The TLGP provided two limited guarantee programs: One, the Debt Guarantee Program, that guaranteed newly-issued senior unsecured debt, and another, the Transaction Account Guarantee program (“TAG”) that guaranteed certain non-interest-bearing transaction accounts at insured depository institutions. All insured depository institutions that offer non-interest-bearing transaction accounts had the option to participate in either program. We did not participate in the Debt Guarantee Program.
In December 2008, each of our subsidiary banks elected to participate in the TAG, which provides unlimited FDIC insurance coverage for the entire account balance in exchange for an additional insurance premium to be paid by the depository institution for accounts with balances in excess of the current FDIC insurance limit of $250,000. This additional insurance coverage would continue through December 31, 2009. In October 2009, the FDIC notified depository institutions that it was extending the TAG program for an additional six months until June 30, 2010 at the option of participating banks. Our subsidiary banks have determined that it is in their best interest to continue participation in the TAG program and have opted to participate for the additional six-month period.

EXHIBIT 2
EXCERPT FROM “ANALYSIS OF FINANCIAL CONDITION—
INTEREST-EARNING ASSETS” SECTION OF MD&A
Interest-Earning Assets
The following table sets forth, by category, the composition of average earning assets and the relative percentage of each category to total average earning assets for the periods presented (dollars in thousands):

	Years Ended December 31,
	2009		2008		2007
	Average	Percent	Average	Percent	Average	Percent
	Balance	of Total	Balance	of Total	Balance	of Total

Loans:
Commercial and commercial real estate	$4,990,004	48%	$4,580,524	52%	$4,182,205	49%
Home equity	919,233	9	772,361	9	652,034	8
Residential real estate(1)	503,910	5	335,714	4	335,894	4
Premium finance receivables	1,653,786	16	1,178,421	13	1,264,941	15
Indirect consumer loans	134,757	1	215,453	2	248,203	3
Other loans	133,731	1	163,136	2	141,603	1

Total loans, net of unearned income(2)	8,335,421	80	7,245,609	82	6,824,880	80
Liquidity management assets(3)	2,086,653	20	1,532,282	18	1,674,719	20
Other earning assets(4)	23,979	—	23,052	—	24,721	—

Total average earning assets	$10,446,053	100%	$8,800,943	100%	$8,524,320	100%

Total average assets	$11,415,322		$9,753,220		$9,442,277

Total average earning assets to total average assets		92%		90%		90%

(1)	Includes mortgage loans held-for-sale

(2)	Includes non-accrual loans

(3)	Includes available-for-sale securities, interest earning deposits with banks and federal funds sold and securities purchased under resale agreements non-accrual loans

(4)	Includes brokerage customer receivables and trading account securities
Average earning assets increased $1.6 billion, or 19%, in 2009 and $276.6 million, or 3%, in 2008.
Loans. Average total loans, net of unearned income, increased $1.1 billion, or 15%, in 2009 and $420.7 million, or 6%, in 2008. Average commercial and commercial real estate loans, the largest loan category, totaled $5.0 billion in 2009, and increased $409.5 million, or 9%, over the average balance in 2008. The average balance in 2008 increased $398.3 million, or 10%, over the average balance in 2007. This category comprised 60% of the average loan portfolio in 2009 and 63% in 2008. The growth realized in this category for 2009 and 2008 is attributable to increased business development efforts. While many other banks saw 2009 as a year of retraction or stagnation as it relates to lending activities, the capital from the CPP positioned Wintrust to expand lending.
Home equity loans averaged $919.2 million in 2009, and increased $146.9 million, or 19%, when compared to the average balance in 2008. Home equity loans averaged $772.4 million in 2008, and increased $120.3 million, or 19%, when compared to the average balance in 2007. Unused commitments on home equity lines of credit totaled $854.2 million at December 31, 2009 and $897.9 million at December 31, 2008. The increase in average home equity loans in 2009 is primarily a result of new loan originations and borrowers exhibiting a greater propensity to borrow on their existing lines of credit. As a result of economic conditions, the Company has been actively managing its home equity portfolio to ensure that diligent pricing, appraisal and other underwriting activities continue to exist. The Company has not sacrificed asset quality or pricing standards to grow outstanding loan balances.
Residential real estate loans averaged $503.9 million in 2009, and increased $168.2 million, or 50%, from the average balance of $335.7 million in 2008. In 2008, residential real estate loans were essentially unchanged from the average balance in 2007. This category includes mortgage loans held-for-sale. By selling residential mortgage loans into the secondary market, the Company eliminates the interest-rate risk associated with these loans, as they are predominantly long-term fixed rate loans, and provides a source of non-interest revenue. The majority of the increase in residential mortgage loans in 2009 as compared to 2008 is a result of higher mortgage loan originations. The increase in originations resulted from the interest rate environment and the positive impact of the PMP transaction, completed at the end of 2008. The remaining loans in this category are maintained within the Banks’ loan portfolios and represent mostly adjustable rate mortgage loans and shorter-term fixed rate mortgage loans.
Average premium finance receivables totaled $1.7 billion in 2009, and accounted for 20% of the Company’s average total loans. In 2009, average premium finance receivables increased $475.4 million, or 40%, from the average balance of $1.2 billion in 2008. In 2008, average premium finance receivables decreased $86.5 million, or 7%, compared to 2007. The increase in the average balance of premium finance receivables in 2009 is a result of FIFC’s purchase of a portfolio of domestic life insurance premium finance loans in 2009 for a total aggregate purchase price of $745.9 million. Historically, the majority of premium finance receivables, commercial and life insurance, were purchased by the banks in order to more fully utilize their lending capacity as these loans generally provide the banks with higher yields than alternative investments. FIFC originations of commercial premium finance receivables that were not purchased by the banks were typically sold to unrelated third parties with servicing retained. However, during the third quarter of 2009, FIFC initially sold $695 million in commercial premium finance receivables to our indirect subsidiary, FIFC Premium Funding I, LLC, which in turn sold $600 million in aggregate principal amount of notes backed by such commercial premium finance receivables in a securitization transaction sponsored by FIFC. Under the terms of the securitization, FIFC has the right, but not the obligation, to securitize additional receivables in the future and is responsible for the servicing, administration and collection of securitized receivables and related security in accordance with FIFC’s credit and collection policy. FIFC’s obligations under the securitization are subject to customary covenants, including the obligation to file and amend financing statements; the obligation to pay costs and expenses; the obligation to indemnify other parties for its breach or failure to perform; the obligation to defend the right, title and interest of the transferee of the conveyed receivables against third party claims; the obligation to repurchase the securitized receivables if certain representations fail to be true and correct and receivables are materially and adversely affected thereby; the obligation to maintain its corporate existence and licenses to operate; and the obligation to qualify the securitized notes under the securities laws. In the event of a default by FIFC under certain of these obligations, the ability to add loans to securitization facility could terminate.
The decrease in the average balance of premium finance receivables in 2008 compared to 2007 is a result of higher sales of premium finance receivables to unrelated third parties in 2008 compared to 2007. The Company suspended the sale of premium finance receivables to unrelated third parties from the third quarter of 2006 to the third quarter of 2007. Due to the Company’s average loan-to-average deposit ratio being consistently above the target range of 85% to 90%, the Company reinstated its program of selling premium finance receivables to unrelated third parties in the fourth quarter of 2007.
Indirect consumer loans are comprised primarily of automobile loans originated at Hinsdale Bank. These loans are financed from networks of unaffiliated automobile dealers located throughout the Chicago metropolitan area with which the Company had established relationships. The risks associated with the Company’s portfolios are diversified among many individual borrowers. Like other consumer loans, the indirect consumer loans are subject to the Banks’ established credit standards. Management regards substantially all of these loans as prime quality loans. In the third quarter of 2008, the Company ceased the origination of indirect automobile loans at Hinsdale Bank. This niche business served the Company well in helping de novo banks quickly and profitably, grow into their physical structures. Competitive pricing pressures significantly reduced the long term potential profitably of this niche business. Given the current economic environment, the retirement of the founder of this niche business and the Company’s belief that interest rates may rise over the longer-term, exiting the origination of this business was deemed to be in the best interest of the Company. The Company will continue to service its existing portfolio during the duration of the credits. At December 31, 2009, the average maturity of indirect automobile loans is estimated to be approximately 31 months. During 2009, 2008 and 2007 average indirect consumer loans totaled $134.8 million, $215.5 million and $248.2 million, respectively.
Other loans represent a wide variety of personal and consumer loans to individuals as well as high-yielding short-term accounts receivable financing to clients in the temporary staffing industry located throughout the United States. Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk due to the type and nature of the collateral. Additionally, short-term accounts receivable financing may also involve greater credit risks than generally associated with the loan portfolios of more traditional community banks depending on the marketability of the collateral. Lower activity from existing clients and slower growth in new customer relationships due to sluggish economic conditions have led to a decrease in short-term accounts receivable financing in the last few years.

EXCERPT FROM THE NOTES TO THE COMPANY’S
FINANCIAL STATEMENTS — NOTE 4 (“LOANS”)
(4) Loans
A summary of the loan portfolio at December 31, 2009 and 2008 is as follows (in thousands):
Trading income’ • clunge n lav marhBlulue J-.jjJ 291 2fi£ 2T.401 NM 2C U tuner: Bank Owned Lie Insuring £.044 1522 rM’J 422 Jj > :rf. {fi7> AdTns1ritw»rv«=. 1.9IS 2.^-41 1-M5 |»b; |33; |1-DSj; (27} MrKelanwus t.Mt 6.JQS fl.433 3.1fli 44 |1.975h |J3> Tatil ottier 13.118 11J71 1739J L.bll 21 |fi327h \*l<i\ Tjfc ^i- THrel i-:jT-r J3U.64I 99.675 79.343 < 21J.«^ Jl^’-’. j 19.735 iffifc
Certain premium finance receivables are recorded net of unearned income. The unearned income portions of such premium finance receivables were $31.8 million and $27.1 million at December 31, 2009 and 2008, respectively. Life insurance premium finance receivables are also recorded net of credit discounts attributable to the life insurance premium finance loan acquisition in the third quarter of 2009. See “Acquired Loan Information at Acquisition”, below.
Indirect consumer loans include auto, boat and other indirect consumer loans. Total loans include net deferred loan fees and costs and fair value purchase accounting adjustments totaling $10.7 million and $9.4 million at December 31, 2009 and 2008, respectively.
Certain real estate loans, including mortgage loans held-for-sale, and home equity loans with balances totaling approximately $1.7 billion and $1.6 billion, at December 31, 2009 and 2008, respectively, were pledged as collateral to secure the availability of borrowings from certain Federal agency banks. At December 31, 2009, approximately $948.9 million of these pledged loans are included in a blanket pledge of qualifying loans to the Federal Home Loan Bank (“FHLB”). The remaining $722.9 million of pledged loans was used to secure potential borrowings at the Federal Reserve Bank discount window. At December 31, 2009 and 2008, the Banks borrowed $431.0 million and $436.0 million, respectively, from the FHLB in connection with these collateral arrangements. See Note 13 for a summary of these borrowings.

The Company’s loan portfolio is generally comprised of loans to consumers and small to medium-sized businesses located within the geographic market areas that the Banks serve. The premium finance receivables portfolios are made to customers on a national basis and the majority of the indirect consumer loans were generated through a network of local automobile dealers. As a result, the Company strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. Such diversification reduces the exposure to economic downturns that may occur in different segments of the economy or in different industries.
It is the policy of the Company to review each prospective credit in order to determine the appropriateness and, when required, the adequacy of security or collateral necessary to obtain when making a loan. The type of collateral, when required, will vary from liquid assets to real estate. The Company seeks to assure access to collateral, in the event of default, through adherence to state lending laws and the Company’s credit monitoring procedures.
Acquired Loan Information at Acquisition – Loans with evidence of credit quality deterioration since origination
As part of our acquisition of a portfolio of life insurance premium finance loans in 2009, we acquired loans for which there was evidence of credit quality deterioration since origination and we determined that it was probable that the Company would be unable to collect all contractually required principal and interest payments. These loans had an unpaid principal balance of $1.0 billion and a carrying value of $896.3 million. At December 31, 2009, the unpaid principal balance and carrying value of these loans were $977.7 million and $864.4 million, respectively. The following table provides details on these loans at acquisition (in thousands):
2DM ...................... 23QJ Commancialand oommsrcBl rsalssb’ri- J 5.D39.9DC 477Bj6frl Hanssquhy Q3D.4B2 flM.^3a Residsntial raaleslals 30fi.2QG 2&2.<Kffl Pramiumfinanos roosriabtes - cwnmsrcial 73D.144 1.2^3.953 Pr^m uinl nanoa raoarrabkrs - life insurance 1,197.flffl 102.728 I nd racl cj(i eu mar jan e 9 B. 13fl ‘ .-..- .-.- Dlhar taaiE 1DB.91fi 1-]].513 TOtaJtaans .............................. j J.411.771 7.-221.:::
During 2009, the Corporation recorded a $615,000 provision for credit losses establishing a corresponding allowance for loan losses at December 31, 2009. This provision for credit losses represents deterioration to the portfolio subsequent to acquisition.
Accretable Yield Activity
The following table provides activity for the accretable yield of these loans for the year ended December 31, 2009 (in thousands):

Go T’-a: :ualv requ id uafs-ireils includ ing iitrasl j1. D32.111 Lass: NarBccrelaUedrlferenae 11.2J1 Cash flaws SKpsctad to be oaHaded"* 9ff1.433 Lass: AccnalaWayiaId B0.5GO Fair valusal ban^ aoquinsd with evidence fllcredh-qLHlhy detrioratian siicc orignal Jii 91D.B73

EXHIBIT 3A
Recent Performance
Earnings Summary
Net income for the year ended December 31, 2009 totaled $73.1 million, or $2.18 per diluted common share, compared to $20.5 million, or $0.76 per diluted common share, in 2008 and $55.7 million, or $2.24 per diluted common share, in 2007. During 2009, net income increased by 257% while earnings per diluted common share increased by 187%, and during 2008, net income declined by 63% while earnings per diluted common share declined 66%.
Our net income in 2009 benefited from a bargain purchase gain of $156.0 million, without which we would have incurred a loss of approximately $22.8 million. Our losses primarily related to commercial real estate loans, including a significant portion related to residential real estate construction and development loans, as a result of a significant oversupply of new homes in our Chicago and southeast Wisconsin market areas, and to a lesser extent related to business loans to commercial and industrial companies. Specifically, the Company recorded a provision for credit losses of $167.9 million in 2009 compared to $57.4 million in 2008, an increase of $110.5 million. Further, the Company recorded Other Real Estate Owned expenses of $19.0 million in 2009, a $16.9 million increase over the prior year. Also, as a result of the credit crisis, an increase in the number of failed banks throughout the country and a industry-wide special FDIC assessment, the Company recorded $21.2 million of FDIC insurance expense in 2009, which represented a $15.6 million increase from 2008. The Company continues to aggressively manage its impaired loan portfolio and other real estate owned which it acquired through foreclosure or deed in lieu of foreclosure. As a result of the these challenges, at December 31, 2009 our allowance for credit losses increased to 1.21% of total loans, compared with 0.94% of total loans at December 31, 2008.

EXHIBIT 3B
DISCLOSURE IN RESPONSE TO FOURTH BULLET OF STAFF’S COMMENT #3
FDIC insurance totaled $21.2 million in 2009, $5.6 million in 2008 and $3.7 million in 2007. The significant increase in 2009 is the result of an increase in FDIC insurance rates at the beginning of the year and growth in the assessable deposit base as well as the industry wide special assessment on financial institutions in the second quarter of 2009. On December 30, 2009, FDIC insured institutions were required to prepay three years of estimated deposit insurance premiums. Therefore, the Company prepaid approximately $48 million of estimated deposit insurance premiums and recorded this amount as an asset on its Consolidated Statement of Financial Condition. No expense for this prepayment occurred in 2009, as it will be expensed over the three year assessment period.

EXHIBIT 4
Acquisition of the Life Insurance Premium Finance Business
Overview
As previously described, on July 28, 2009 our subsidiary FIFC purchased the majority of the U.S. life insurance premium finance assets of subsidiaries of American International Group, Inc. Life insurance premium finance loans are generally used for estate planning purposes of high net worth borrowers, and, as described below, are collateralized by life insurance policies and their related cash surrender value and are often additionally secured by letters of credit, annuities, cash and marketable securities. Based upon an analysis of the payment patterns of the acquired life insurance premium finance loans over a seven year period, the Company believes that the average expected life of such loans is 5 to 7 years.
Credit Risk
The Company believes that its life insurance premium finance loans tend to have a lower level of risk and delinquency than the Company’s commercial and residential real estate loans because of the nature of the collateral. The life insurance policy is the primary form of collateral. In addition, these loans often are secured with a letter of credit, marketable securities or certificates of deposit. All of the Company’s life insurance premium finance loans are collateralized by the life insurance or annuity policy. If cash surrender value is not sufficient, then letters of credit, marketable securities or certificates of deposit are used to provide additional security. Since the collateral is highly liquid and generally has a value in excess of the loan amount, any defaults or delinquencies are generally cured relatively quickly by the borrower or the collateral is generally liquidated in an expeditious manner to satisfy the loan obligation. Greater than 95% of loans are fully secured. However, less than 5% of the loans are partially unsecured and in those cases, a greater risk exists for default. No loans are originated on a fully unsecured basis.
Fair Market Valuation at Date of Purchase and Allowance for Loan Losses
ASC 805 requires acquired loans to be recorded at fair market value. The application of ASC 805 requires incorporation of credit related factors directly into the fair value of the loans recorded at the acquisition date, thereby eliminating separate recognition of the acquired allowance for loan losses on the acquirer’s balance sheet. Accordingly, the Company established a credit discount for each loan as part of the determination of the fair market value of such loan in accordance with those accounting principles at the date of acquisition. See Note 4 of the Consolidated Financial Statements for a detailed roll-forward of the aggregate credit discounts established and any activity associated with balances since the dates of acquisition. Any adverse changes in the deemed collectible nature of a loan would subsequently be provided through a charge to the income statement through a provision for credit losses and a corresponding establishment of an allowance for loan losses. The Company recorded $615,000 million of provision for credit losses during 2009 due to changes in the credit environment related to certain loans.
Contingencies and Required Consents
At closing, a portion of the portfolio with an aggregate purchase price of approximately $230 million was placed in escrow, pending the receipt of required third party consents. These consents were required to effect the transfer of certain collateral which is currently held for the benefit of the sellers to be held for the benefit of FIFC. The parties agreed that to the extent any of the required consents were not obtained prior to October 28, 2010, the corresponding portion of the portfolio would be reassumed by the applicable seller, and the corresponding portion of the purchase price would be returned to FIFC. As of December 31, 2009, required consents were received related to approximately $180 million of the escrowed purchase price with approximately $50 million of escrowed purchase price related to required consents remaining to be received.